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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2019 (MM/DD/YY) AND ENDING DECEMBER 31,2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREAN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE, FLOOR 14
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNOLD SARABELLA 212 702 6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMLER, LEWIS & NOREMAN
(Name – *if individual, state last, first, middle name*)

ONE LINDEN PLACE, SUITE 200 (Address) GREAT NECK (City) NEW YORK (State) 10021-2640 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARNOLD SARABELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREAN CAPITAL, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2021

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiary

(SEC I.D. No. 8-40742)

Consolidated Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

December 31, 2019

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiary
Consolidated Statement of Financial Condition
Filed pursuant to Rule 17a-5(e)(3)
December 31, 2019

Table of Contents

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Brean Capital, LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Brean Capital, LLC and Subsidiary (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the consolidated "financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brean Capital, LLC and Subsidiary as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Brean Capital, LLC and Subsidiary management. Our responsibility is to express an opinion on Brean Capital, LLC and Subsidiary consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brean Capital LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman LLP

We have served as Brean Capital, LLC's auditor since 2012.

Great Neck, NY

February 28, 2020

Brean Capital, LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2019

Assets:		
Cash and cash equivalents	$	21,284,592
Restricted cash		1,598,686
Receivable from broker-dealers and clearing organizations		2,382,652
Securities owned, at fair value (pledged as collateral with clearing organization)		1,009,328,849
Interest receivable		3,441,452
Due from others		1,919,278
Due from affiliates		4,019,715
Prepaid expenses and other assets		1,865,391
Furniture and fixtures, equipment and leasehold improvements, net		1,544,006
Right of use assets		3,466,453
Security deposits		74,995
Total Assets	$	1,050,926,069
Liabilities:		
Securities sold, not yet purchased, at fair value	$	190,390,571
Securities sold under repurchase agreements		258,841,014
Payable to broker-dealers and clearing organizations		480,127,486
Due to affiliate		44,042
Compensation payable		10,913,066
Accounts payable, accrued expenses and other liabilities		2,687,731
Operating lease liabilities		3,723,690
Total Liabilities		946,727,600
Commitments and Contingencies		
Members' Equity		104,198,469
Total Liabilities and Members' Equity	$	1,050,926,069

The accompanying notes are an integral part of these consolidated financial statements

1. Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the National Association of Securities Dealers Automated Quotations ("NASDAQ") exchange. The Company operates as an introducing broker and has an agreement with a clearing broker to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii). The Company engages in several classes of services including trading of mortgage-backed securities and other fixed income instruments, which are primarily generated out of its New York headquarters along with approximately one third of the sales force residing in 15 branch offices throughout the United States. Its investment banking and syndicate underwriting business are primarily based in New York.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its consolidated statement of financial condition on the accrual basis of accounting in accordance with the Accounting Standards Codification ("ASC") that was approved as being the single source of authoritative United States accounting and reporting standards other than guidance issued by the SEC.

Use of Estimates
The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the activity of the Company and its wholly owned subsidiary, Brean Capital Partners 1, LLC ("BCP1"), a company formed in July 2019 to invest in an investment company, a subaccount of which was managed by its investment advisory affiliate, Brean Asset Management, LLC ("BAM"). At December 31, 2019, the Company distributed its equity interest in BCP1 to its Members.

During 2019, the Company formed two special purpose entities, Nexus Reverse Investment Certificates LLC ("Nexus"), a wholly owned subsidiary of the Company, and Brean Asset Backed Securities, LLC ("BABS"), a wholly owned subsidiary of Nexus, to serve as a depositor of purchased collateral associated with reverse mortgage loans from various originators via a participation agent trust that would issue participation certificate to BABS and financed by a financial institution until securitization. There was no business activity associated with these special purposes entities for the year ended December 31, 2019.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchanges.

2. Summary of Significant Accounting Policies (Continued)

Cash, Cash Equivalents and Restricted Cash
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2019, cash, cash equivalents and restricted cash of $22,883,278 were held at one financial institution which is $22,633,278 in excess of the Federal Deposit Insurance Corporation limit of $250,000. Restricted cash includes $595,933 of cash held in lieu of security deposits for its New York City and Boston offices, as well as $1,002,754 of cash and accrued interest deposited into an escrow account from Hunt FS Holdings III, LLC as part of its equity investment into the Company. The escrow account shall be available to satisfy any claims of Hunt FS Holdings III, LLC for indemnification for losses incurred related to breach or inaccurate representations made as part of the partnership agreement.

Securities Owned
Securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company's securities inventory is primarily financed by third party clearing organizations and through repurchase agreements. The amount due to the clearing firm at December 31, 2019 is included in payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

Furniture and Fixtures, Equipment and Leasehold Improvements
Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Long-Lived Assets and Asset Impairment
Accounting Standards Update ("ASU") 360-10, Impairment and Disposal of Long-Lived Assets provides guidance for impairments of assets that are held for use, held for sale and to be disposed of by other means. ASC 360-10 requires the use of fair value measurements for impairment of assets that are unique and not widely traded. A long-lived asset (group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable, (i.e., information indicates that impairment might exist). As a result, entities are not required to perform an impairment analysis (i.e., test the asset (group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset (group)) is present. Entities are responsible for routinely assessing whether impairment indicators are present and should have systems or processes to assist in the identification of potential impairment indicators. During the year, the Company determined that no assets held for use were impaired.

2. Summary of Significant Accounting Policies (Continued)

Derivatives

Derivative financial instruments are recorded at fair value in the consolidated statement of financial condition and are included within securities owned and securities sold, not yet purchased. Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs"), which are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. When a forward contract exists for securities purchased and sold on a when-issued basis ("when-issued securities"), such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. The fair value of derivatives is recorded in principal transactions in the consolidated statement of operations on a trade date basis. In addition, in order to mitigate exposure to market risk, the Company enters into various options and futures contracts.

Lease Expense

In accordance with Accounting Standard Codification (ASC 842), *Leases*, the Company has included on its consolidated statement of financial condition an asset (right of use asset) and liability (lease obligation) arising from operating leases. The amount of the lease liability was calculated as the present value of remaining lease payments. The amount of the lease asset also reflects the present value of unpaid lease payments, but may also reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of lease liability. For leases with a maximum possible term (including any options to extend) of 12 months or less, the Company recognizes the lease payments on a straight-line basis over the lease term and variable payments in the period in which the obligation for those payments is incurred. The Company records a single monthly lease expense, combining the unwinding of the discount on the lease liability with the amortization of the right of use asset, on a straight line basis.

State Filing Fees, Local Income Taxes and Other

The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax ("UBT") which is four percent of net income excluding a provision for state filing fees and local income taxes after adjusting for non-deductible compensation to members and certain exclusions. In addition, the Company is subject to various states' partnership income taxes where it conducts business.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2019, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to such tax examinations by taxing authorities for years prior to the three year statute of limitations.

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities*. The new standard is intended to provide users of financial statements with more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. The new guidance requires equity investments to be measured at fair value with changes in fair value recognized in net income; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the statement of financial condition or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost; and present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when an entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The standard becomes effective for fiscal years beginning after December 15, 2018. The adoption of this standard did not have a material impact on the Company's consolidated statement of financial condition.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of twelve months or less. All other leases will fall into one of two categories. The first category, financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments. Interest on the liability will be recognized separately from amortization of the asset. Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows. The second category, operating leases, will also require the recognition of an asset and liability measured at the present value of the lease payments and recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis. The standard became effective for fiscal years beginning after December 15, 2019. The Company has adopted this standard in the current year. Refer to Note 12 for the impact of the new provisions on the Company's consolidated statement of financial condition.

On August 28, 2017, FASB issued ASU 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*. The amendments in ASU 2017-12 apply to any entity that elects to apply hedge accounting in accordance with GAAP. The main changes include permitting more flexibility in hedging interest rate risk for both variable rate and fixed rate financial instruments, and introduce the ability to hedge risk components for nonfinancial hedges. The standard changes the guidance for designating fair value hedges of interest rate risk and for measuring the change in fair value of the hedged item in fair value hedges of interest rate risk. It requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. It expands and changes the reporting of amounts excluded from the assessment of hedge ineffectiveness to allow entities to use an amortization approach or to continue mark-to-market accounting consistent with current GAAP. The ASU amendments are effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

In October 2018, the FASB issued ASU 2018-16, *Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) rate as a benchmark interest rate for hedging accounting purposes.* The amendments in this Update permit the OIS rate based on SOFR as a U.S. benchmark interest rate. Including the OIS rate based on SOFR as an eligible benchmark interest rate during the early stages of the marketplace transition will facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. The ASU amendments are effective concurrently with adoption of *ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.*

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.* The standard will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's consolidated statement of financial condition.

3. Receivable From/Payable to Broker-Dealers and Clearing Organizations

The Company maintains master netting clearing agreements that settles it trading receivables and payables on a net basis. Amounts receivable from and payable to broker-dealers and clearing organizations and at December 31, 2019 consist of the following:

	Receivable	Payable
Clearing and margin deposits - cash	$ 2,382,652	$ -
Payable to clearing organization	-	480,127,486
	$ 2,382,652	$ 480,127,486

4. Fair Value Measurements

Financial Accounting Standard Boards, Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1, which are observable for the asset or liability, either directly or indirectly.

4. Fair Value Measurements (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

Level 1 - Unadjusted quoted prices in active market for identical assets or liabilities. Level 1 assets and liabilities consist of U.S. government treasury securities and federal agencies that are highly liquid and are actively traded in OTC markets. Level 1 also includes TBAs which are traded in an actively quoted market.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include commercial mortgage-backed securities, corporate asset-backed debt, corporate obligations, federal agency mortgage-backed securities, asset backed securities with recent sales activity, investment grade and asset backed corporate bonds and municipal bonds. Also included are interest rate futures.

Level 3 - Unobservable inputs that are supported by limited or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of the fair value requires significant management judgement or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumption a market participant would use in pricing the asset or liability. Level 3 assets consist of non-investment grade corporate obligations and commercial mortgage-backed securities with par values of less than 95, and equity stocks and warrants along with non-marketable municipal bonds.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

4. Fair Value Measurements (Continued)

	Level 1	Level 2	Level 3	Balance at December 31, 2019
Securities owned, at fair value				
Commercial mortgage-backed	$ -	$ 20,120,133	$ 85,641	$ 20,205,774
Common stock			270,311	270,311
Corporate asset-backed debt	-	5,787,348	-	5,787,348
Corporate obligations	-	2,157,118	10,000	2,167,118
Federal agency mortgage-backed	-	222,204,608	32,324	222,236,932
Futures contracts	-	718,483	-	718,483
Municipal bonds	-	25,432,946	-	25,432,946
US Government and federal agencies	120,003	732,389,929	5	732,509,937
Total securities owned, at fair value	$ 120,003	$ 1,008,810,565	$ 398,281	$ 1,009,328,849
Securities sold, not yet purchased, at fair value				
US Government and federal agencies	$ 190,390,571	$ -	$ -	$ 190,390,571
Total securities sold, not yet purchased, at fair value	$ 190,390,571	$ -	$ -	$ 190,390,571

Commercial mortgage-backed securities

Commercial mortgage-backed securities are a type of mortgage-backed security that is secured by mortgages on commercial properties, rather than residential real estate. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2 and Level 3.

Corporate asset-backed debt securities

Securities backed by commercial loans and assets which include tranches of varying levels of subordination. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are predominantly characterized in Level 2.

Corporate obligations

Securities issued by corporations which are unsecured and are based on the credit worthiness of the issuer. Significant inputs include recent transaction prices for the same or bonds with comparable underlying characteristics, yields of similar bonds, and liquidity of the issue. These securities are characterized in Level 2 and Level 3.

Federal agency mortgage-backed

Securities backed by pools of residential mortgages, typically called Collateralized Mortgage Obligations ("CMO") which include tranches of varying levels of subordination. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. These securities are characterized in Level 2 and Level 3.

Municipal Bonds

Securities issued by states and municipalities. The fair value of these securities is generally determined based upon recently executed transactions, interest rates and credit worthiness of the issuer. These securities are characterized predominantly in Level 2.

4. Fair Value Measurements (Continued)

US Government and federal agency bonds

Securities backed by a pool of residential mortgages, U.S, government treasury securities and TBAs. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. TBAs are traded in active quoted market and therefore generally classified as Level 1. The other securities are characterized predominantly in Level 2.

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market ("OTCBB") are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Warrants that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair values under the Black-Scholes option pricing model.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2019:

	Balance, January 1, 2019	Purchases, Sales, Issuances, and Settlements	Net gains or (losses) (realized and unrealized)(1)	Return of principal	Transfers in(out), net	Balance, December 31, 2019
Commercial mortgage-backed/ corporate asset-backed	$ 2,098	$ -	$ (621)	$ -	$ 84,164	$ 85,641
Corporate obligations	-	10,000	-	-	-	10,000
Common stock	82,320	367,200	(179,209)	-	-	270,311
Federal agency mortgage-backed	-	-	-	-	32,324	32,324
Municipal bonds	286,787	(262,500)	(24,287)	-	-	-
US Government and federal agencies	-	-	-	-	5	5
Warrants	115,740	(115,740)	-	-	-	-
	$ 486,945	$ (1,040)	$ (204,117)	$ -	$ 116,493	$ 398,281

(1) Realized and unrealized gains/(losses) are reported in Principal transactions in the Consolidated Statement of Operations.

Changes in net unrealized losses on Level 3 assets still held at December 31, 2019 amounted to $260,614.

5. Derivatives

The Company utilizes derivatives to meet the needs of customers, for trading strategies and for economic hedging strategies to actively manage its market and liquidity exposures. The Company record derivatives in accordance with Topic 815, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, securities borrowing and securities lending transactions that are subject to an enforceable master netting agreement or similar contractual agreement.

5. Derivatives (Continued)

Quantitative Disclosure for Derivative Financial Instruments Used for Trading Purposes

In accordance with FASB ASC 210-20-50, the following present, as of December 31, 2019, the gross and net derivatives receivables and payables by contract and settlement type under GAAP. Derivatives receivables and payables have been netted on the consolidated statement of financial condition against derivative payables and receivables, respectively, to the same counterparty with respect to derivative contracts for which the Company has obtained a master netting agreement. The fair value of derivative financial instruments are included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition at December 31, 2019. The table also presents average fair values and duration of such contracts throughout 2019:

	Number of Contracts	Notional	Gross Fair Value	Amount Netted Statement of Financial Condition	Net Amount Reflected on Statement Financial Condition	Less than 1 Year	Average Fair Values
Purchase Contracts							
TBA agreements	29	$ 96,630,000	$ 69,072	$ 42,189	$ 111,261	$ 111,261	$ 145,282
When issued securities	5	38,815,766	8,744	-	8,744	8,744	52,021
	34	$ 135,445,766	$ 77,816	$ 42,189	$ 120,005	$ 120,005	$ 197,303
Sale Contracts							
Interest rate futures contracts	1,202	$ 120,200,000	$ (718,483)	$ -	$ (718,483)	$ (718,483)	$ (317,912)
TBA agreements	112	418,240,153	(534,914)	14,937	(519,977)	(519,977)	(444,972)
When issued securities	1	1,421,993	(2,616)	(57,126)	(59,742)	(59,742)	(211,473)
	1,315	$ 539,862,146	$ (1,256,013)	$ (42,189)	$ (1,298,202)	$ (1,298,202)	$ (974,357)

During 2019, the Company had between 13 to 863 futures and options contracts open at any one time with notional amounts ranging from approximately $94,000,000 to $116,000,000. In addition the Company had between 21 to 24 when issued securities and TBA purchase agreements with notional amounts ranging from approximately $55,000,000 to $135,000,000 and 52 to 114 when issued securities and TBA sales agreements with notional amounts ranging from $158,000,000 to $420,000,000.

6. Securities Sold Under Repurchase Agreements

The Company enters repurchase agreements to finance certain inventory. Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") are presented on a net-by-counterparty basis when a legal right of offset exists and are accounted for as collateralized financing transactions and recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be provided, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves or returns excess collateral from/to counterparties, when appropriate.

At December 31, 2019, the fair value of financial instruments pledged as collateral by the Company on repurchase agreements was approximately $274,600,000.

6. Securities Sold Under Repurchase Agreements (Continued)

The following table provides detail on the composition of the outstanding repurchase agreements at December 31, 2019:

	2019					
	Remaining Contractual Maturity of the Agreements					
Repurchase agreements and Repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. Treasury and federal agency securities	$ -	$ -	$ -	$ -	$ 258,841,014	$ 258,841,014
Total borrowings	$ -	$ -	$ -	$ -	$ 258,841,014	$ 258,841,014

7. Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2019 consist of the following:

Prepaid expenses	$ 864,300
Credit note agreement	510,000
Employee loans and advances	440,391
Prepaid taxes	42,925
Receivables and other assets	7,775
	$ 1,865,391

8. Furniture and Fixtures, Equipment and Leasehold Improvements

Furniture and fixtures, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2019 consisted of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 Years	$ 398,501
Computer equipment	3-5 Years	2,415,675
Leasehold improvements	Life of Lease	2,391,610
Total, at cost		5,205,786
Less accumulated depreciation and amortization		3,661,780
Total Furniture and Fixtures, Equipment and Leasehold Improvements, net		$ 1,544,006

9. Related Party Transactions

The Company has various service and reimbursement agreements with some of its affiliates to perform various administrative, regulatory reporting and compliance services, and provide certain facilities, equipment and other shared expenses. Additionally, the Company has a management service agreement with one of its equity members to provide the Company with management services. For the year ended December 31, 2019, the Company recognized net service fee income of $242,460 which is included in other income on the consolidated statement of income. At December 31, 2019, $2,019,715 was included in due from affiliates and $44,042 was included in due to affiliate.

9. Related Party Transactions (Continued)

The Company has a receivable from an affiliate in the amount of $2,000,000 representing a redemption of BCP1's investment in an investment company. At December 31, 2019, this amount was included in due from affiliates on the consolidated statement of financial condition. BCP1 entered into an investment advisory agreement with BAM to manage the investment. Fees of $2,631,787 were included on the consolidated statement of income for the year ended December 31, 2019.

The Company also has a receivable in the form of cash accounts from the banks of its two former Chinese subsidiaries that were discontinued in 2014 and legally dissolved and deregistered in 2017. At December 31, 2019, $7,412 was included in prepaid and other assets on the consolidated statement of financial condition.

10. Net Capital Requirement

The Company is subject to the net capital requirement of Rule 15c3-1 promulgated under the Securities Exchange Act (the "Net Capital Rule"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $47,280,347, which was $46,353,541 in excess of its required minimum net capital of $926,806. The Company's percentage of aggregate indebtedness to net capital was 29.40%.

11. Commitments and Contingencies

Lease Commitments

The Company has obligations under operating leases with initial non-cancelable terms, relating to its offices and equipment located in New York, Boston, Chicago, St. Petersburg, Memphis and various other locations which expire through August 2023. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

The components of lease expense were as follows:

Lease cost	
Operating lease cost	$ 898,540

Supplemental cash flow information related to leases was as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 1,995,954

11. Commitments and Contingencies (Continued)

Supplemental balance sheet information related to leases was as follows:

Operating Leases	
Operating lease right-of-use assets	$ 3,466,453
Operating lease liabilities	$ 3,723,690

Weighted Average Remaining Lease Term	
Operating leases	2.3 years
Weighted Average Discount Rate	
Operating leases	3.87%

Maturities of lease liabilities were as follows:

Year Ending December 31,	Operating Leases
2020	$ 1,985,213
2021	1,800,120
2022	70,467
2023	1,592
Thereafter	-
Undiscounted Cash Flows	$ 3,857,392
Less: imputed interest	133,702
Total	$ 3,723,690
Reconciliation to lease liabilities:	
Lease liabilities	$ 3,723,690

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party to or otherwise involved with will have a material adverse effect on its financial position, results of operations and cash flows.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

11. Commitments and Contingencies (Continued)

Credit Note Agreement

In December 2017, the Company entered into a credit note agreement with Applied Residential, Inc. ("ARI") and Trio Capital LLC ("Trio"), up to the principal amount of $500,000 plus accrued interest at 8% per annum. The note provides that the parties may enter into definitive agreements to convert the note into an ownership interest in a newly formed limited liability company to be co-owned by the Company with Trio as part of a joint venture among the Company, Trio and certain of their affiliates. The payment and performance of the note is secured by the eligible assets including proprietary and non-proprietary lease arrangements in connection with mortgage-backed securities for single family homes, condominiums and townhomes and other securitized products that have been acquired and managed by ARI and Trio. The agreement provides ARI to require the originator of the aforementioned eligible assets the option for the Company to purchase such assets at a price equal to the "bid" side of the TBA market. As of December 31, 2019, ARI drew down all $500,000 of its line of credit of which this amount plus accrued interest of $10,000 has been reflected in prepaid expenses and other assets in the consolidated statement of financial condition. The Company renewed the credit note agreement with Applied Residential on December 31, 2019 for an additional twelve months.

12. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs and when-issued securities. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions, including interest rate options and futures, are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2019 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2019.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the underlying financial instrument at a loss.

12. Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no other margin accounts guaranteed by the Company other than just described at December 31, 2019.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the consolidated statement of financial condition through February 28, 2020, the date the consolidated statement of financial condition was available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its consolidated statement of financial condition.

BREAN CAPITAL, LLC

BREAN CAPITAL, LLC
3 Times Square, 14th Floor
New York, NY 10036
212-702-6625
www.breancapital.com

Securities and Exchange Commission
Division Trading and Marketing
Registration Branch
100 F Street NE
Mail Stop 7010
Washington, D.C 20549.

Enclosed are Brean Capital, LLC's audited financial statements for the year ended December 31, 2019, which we are requesting confidential treatment pursuant to SEC Rule 17a-5 (e) (3).

Also enclosed is Brean Capital, LLC's audited Statement of Financial Condition as of December 31, 2019, which has been prepared in a format which is consistent with Form X-17A-5, Part II which is deemed to be public.

Sincerely yours,

Arnold Sarabella
Chief Financial Officer